FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Diageo plc

(Translation of registrant’s name into English)

8 Henrietta Place, London W1G 0NB

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑                    Form 40-F ☐

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

SIGNATURES
List identifying information required to be furnished by Diageo plc pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act 1934

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc (Registrant)
Date 12 May 2005	By	/s/ J Nicholls
		Name:	J Nicholls
		Title:	Deputy Company Secretary

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 30 April 2005

Information	Required by/when
Public Announcements/Press	The Stock Exchange, London

Announcement	Announcement
Transfer of Shares by Diageo Share Ownership Trustee Limited and Messrs Walsh and Rose inform the Company of their beneficial interests therein (1 April 2005)	Transfer of Shares by Diageo Share Ownership Trustee Limited and Messrs Walsh and Rose inform the Company of their beneficial interests therein (15 April 2005)
Announcement	Announcement
Company purchases its own securities through CSFB Europe Ltd. (1 April 2005)	Company purchases its own securities through CSFB Europe Ltd. (15 April 2005)
Announcement	Announcement
Company purchases its own securities through CSFB Europe Ltd. (4 April 2005)	Company purchases its own securities through CSFB Europe Ltd. (18 April 2005)
Announcement	Announcement
Company purchases its own securities through CSFB Europe Ltd. (5 April 2005)	Harris Associates L.P. notifies the Company of sale of Company's American Depositary shares. (19 April 2005)
Announcement	Announcement
Company purchases its own securities through CSFB Europe Ltd. (7 April 2005)	Company purchases its own securities through CSFB Europe Ltd. (19 April 2005)
Announcement	Announcement
Transfer of Shares by Diageo Share Ownership Trustee Limited and Messrs Walsh and Rose inform the Company of their beneficial interests therein. Dr F.B. Humer informs the Company of his interests
(8 April 2005)
Company purchases its own securities through CSFB Europe Ltd. (20 April 2005)
Announcement	Announcement
Company purchases its own securities through CSFB Europe Ltd. (8 April 2005)	Company purchases its own securities through CSFB Europe Ltd. (21 April 2005)

Announcement	Announcement
Transfer of Shares by Diageo Share Ownership Trustee Limited and Messrs Walsh and Rose inform the Company of their beneficial interests therein. Lord Blyth, Messrs Rose and Stitzer inform the Company of their beneficial interests
(11 April 2005)
Company purchases its own securities through CSFB Europe Ltd. (25 April 2005)
Announcement	Announcement
Company purchases its own securities through CSFB Europe Ltd. (11 April 2005)	Company purchases its own securities through CSFB Europe Ltd. (26 April 2005)
Announcement	Announcement
Company purchases its own securities through CSFB Europe Ltd. (12 April 2005)	Company announces expectation to issue a benchmark USD global bond. (27 April 2005)
Announcement	Announcement
Company purchases its own securities through CSFB Europe Ltd. (13 April 2005)	Company purchases its own securities through CSFB Europe Ltd. (27 April 2005)
Announcement	Announcement
Company purchases its own securities through CSFB Europe Ltd. (14 April 2005)	Transfer of Shares by Diageo Share Ownership Trustee Limited and Messrs Walsh and Rose inform the Company of their beneficial interests therein (29 April 2005)
Announcement
Company purchases its own securities through CSFB Europe Ltd. (29 April 2005)

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:26 01-Apr-05
Number	PRNUK-0104

TO:	Regulatory Information Service PR Newswire
RE:	CHAPTER 16 PARAGRAPH 13 OF THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 1 April 2005 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 1,723 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan and transferred 7,710 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold on 24 March 2005 and 29 March 2005 at prices per Ordinary Share of £7.566 and £7.5655 respectively by the Trustee.

Date of Transaction	No of Ordinary Shares Sold	Price Per Share
24.03.05	1,670	£7.566
29.03.05	53	£7.5655

Date of Transaction	No of Ordinary Shares Transferred
24.03.05	7,710

The total holding of the Trust now amounts to 4,518,536 Ordinary Shares.

Directors who are potential beneficiaries of the Plan are NC Rose and PS Walsh.

1 April 2005

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:48 01-Apr-05
Number	5153K

Diageo plc announces that it has today purchased through CSFB Europe Ltd 750,000 ordinary shares at a price of 758.7 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 62,780,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,987,102,391.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:53 04-Apr-05
Number	5940K

Diageo plc announces that it has today purchased through CSFB Europe Ltd 500,000 ordinary shares at a price of 755.02 pence per share. The purchased shares will be held as treasury shares.

Following the above purchase, Diageo plc holds 63,280,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,986,606,775.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:00 05-Apr-05
Number	6654K

Diageo plc announces that it has today purchased through CSFB Europe Ltd 2,000,000 ordinary shares at a price of 774.95 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 63,780,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,986,106,755.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:16 05-Apr-05
Number	7991K

Diageo plc announces that it has today purchased through CSFB Europe Ltd 750,000 ordinary shares at a price of 788.36 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 64,530,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,985,435,539.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:21 08-Apr-05
Number	PRNUK-0804

TO:	Regulatory Information Service PR Newswire
RE:	CHAPTER 16 PARAGRAPHS 4 AND 13 OF THE LISTING RULES

Diageo plc (the ‘Company’) announces:

1. That it received notification on 8 April 2005 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 161 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan and transferred 1,087 Ordinary Shares back into the Plan. The Ordinary Shares were sold on 6 April 2005 at a price per Ordinary Share of £7.8306 by the Trustee.

The total holding of the Trust now amounts to 4,519,462 Ordinary Shares.

Directors who are potential beneficiaries of the Plan are NC Rose and PS Walsh.

2. The following in respect of Dr Franz B. Humer, who was appointed a Director of the Company on 1 April 2005:

In respect of Chapter 16 paragraph 4(a), apart from his current directorship of Roche, notified on 30 March 2005, Dr Humer was formerly a director of Cadbury Schweppes Public Limited Company and Genentech, Inc (in the USA) and is currently a director of Chugai (in Japan);

In respect of Chapter 16 paragraph 4(b), there are no such details to disclose; and

At the date of his appointment as a Director of the Company, Dr Humer had a holding of 3,500 Ordinary Shares in the Company.

8 April 2005

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:56 08-Apr-05
Number	8567K

Diageo plc announces that it has today purchased through CSFB Europe Ltd 850,000 ordinary shares at a price of 785.95 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 65,380,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,984,602,002.

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	15:53 11-Apr-05
Number	PRNUK-1104

TO:	Regulatory Information Service PR Newswire
RE:	CHAPTER 16 PARAGRAPH 13 OF THE LISTING RULES

Diageo plc (the ‘Company’) announces that:

It received notification on 11 April 2005 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that:

(i)  the Trustee purchased 42,470 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants in the Plan on 11 April 2005 at a price of £7.91 per share. The Ordinary Shares were purchased by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan;

(ii)  the following directors of the Company were allocated Ordinary Shares on 11 April 2005 under the Plan, from those purchased by the Trustee as disclosed in (i) above:

Name of Director	Number of Ordinary Shares
N C Rose	24
P S Walsh	24

The number of Ordinary Shares allocated comprises those purchased by the Trustee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £7.91.

The Ordinary Shares are held by the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

As a result of purchases, awards and transfers made by the Trustee on behalf of the Company on 11 April 2005 in respect of all participants in the Plan, the total holding of the Trustee now amounts to 4,561,932 Ordinary Shares.

It received notification on 11 April 2005 from Lord Blyth, a director of the Company, that he has purchased 927 Ordinary Shares on 11 April 2005 under an arrangement with the Company, whereby he has agreed to use an amount of £7,375 per month, net of tax, from his director’s fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £7.91.

It received notification on 11 April 2005 from Todd Stitzer, a director of the Company, that he has purchased 126 Ordinary Shares on 11 April 2005 under an arrangement with the Company, whereby he has agreed to use an amount of £1,000 per month, net of tax, from his director’s fees to purchase Ordinary Shares.

The Ordinary Shares were purchased at a price per share of £7.91.

As a result of this purchase, Mr Stitzer’s interest in Ordinary Shares has increased to 1,348.

It received notification that Mourant & Co Trustees Limited, as trustee of the Employee Benefit Trust (‘Mourant’), had, on 11 April 2005 transferred 100,000 Ordinary Shares to a beneficiary of the Employee Benefit Trust on 8 April 2005, following an exercise of options under the Company’s Senior Executive Share Option Plan.

As a result of the above transactions the total holding of the Employee Benefit Trust amounts to 6,521,825 Ordinary Shares.

It received notification on 11 April 2005 from Mr N C Rose, a director, that:

(i)  on 8 April 2005 he exercised options granted under the Company’s Senior Executive Share Option Plan, over 100,000 Ordinary Shares granted on 13 September 2000 at a price per share of £5.87; and

(ii)  on 8 April 2005 he sold 95,000 Ordinary Shares at a price per share of £7.846.

It received notification that the following directors are participants in the Diageo Dividend Reinvestment Plan and that Ordinary Shares were purchased on 6 April 2005 (with a settlement date of 11 April 2005) at a price of £7.826 in respect of the interim ordinary dividend paid on 6 April 2005:

Name of Director	Number of Ordinary Shares
Lord Blyth	1,485
N C Rose	3,269

As a result of the transactions in 1,2,5 and 6 above, these directors’ interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and also interests as potential beneficiaries of the Grand Metropolitan No 2 Employee Share Trust and the Diageo Employee Benefit Trust) are as follows:

Name of Director	Number of Ordinary Shares
N C Rose	238,766
P S Walsh	725,016
Lord Blyth	106,472

11 April 2005

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:45 11-Apr-05
Number	9142K

Diageo plc announces that it has today purchased through CSFB Europe Ltd 500,000 ordinary shares at a price of 792.34 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 65,880,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,984,112,872

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:06 12-Apr-05
Number	9705K

Diageo plc announces that it has today purchased through CSFB Europe Ltd 500,000 ordinary shares at a price of 792.87 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 66,380,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,983,612,872

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:35 13-Apr-05
Number	0239L

Diageo plc announces that it has today purchased through CSFB Europe Ltd 500,000 ordinary shares at a price of 790.44 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 66,880,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,983,123,890.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:42 14-Apr-05
Number	0853L

Diageo plc announces that it has today purchased through CSFB Europe Ltd 500,000 ordinary shares at a price of 789.46 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 67,380,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,982,623,890

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	10:42 15-Apr-05
Number	PRNUK-1504

TO:	Regulatory Information Service PR Newswire
RE:	CHAPTER 16 PARAGRAPH 13 OF THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 15 April 2005 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 3,189 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan and transferred 17,550 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold on 8 April 2005, 13 April 2005 and 14 April 2005 at prices per Ordinary Share of £7.8458, £ 7.9565 and £7.9008 respectively by the Trustee.

Date of Transaction	No of Ordinary Shares Sold	Price Per Share
08.04.05	510	£7.8458
13.04.05	86	£7.9565
14.04.05	2,593	£7.9008

Date of Transaction	No of Ordinary Shares Transferred
14.04.05	7,550

The total holding of the Trust now amounts to 4,541,193 Ordinary Shares.

Directors who are potential beneficiaries of the Plan are NC Rose and PS Walsh.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:43 15-Apr-05
Number	1422L

Diageo plc announces that it has today purchased through CSFB Europe Ltd 250,000 ordinary shares at a price of 788.08 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 67,880,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,982,123,890.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:53 18-Apr-05
Number	2071L

Diageo plc announces that it has today purchased through CSFB Europe Ltd 650,000 ordinary shares at a price of 771.73 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 68,530,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,981,473,890

END

Company	Diageo PLC
TIDM	DGE
Headline	Holding(s) in Company
Released	15:20 19-Apr-05
Number	PRNUK-1904

TO:	Regulatory Information Service PR Newswire
RE:	CHAPTER 9 PARAGRAPH 11 OF THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 19 April 2005 for the purposes of Sections 198 to 208 of the Companies Act 1985 from Harris Associates L.P., that following their sale on 15 April 2005 of 380,929 of the Company’s Ordinary Shares of 28 101/108p each (‘Ordinary Company’s)*, they no longer have a notifiable interest in the Company’s Ordinary Shares.

The issued share capital of the Company as at 19 April 2005 is 2,982,623,890 excluding 67,380,000 Ordinary Shares held as Treasury Shares.

*American Depositary Share is the equivalent of 4 Ordinary Shares.

19 April 2005

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:14 19-Apr-05
Number	2642L

Diageo plc announces that it has today purchased through CSFB Europe Ltd 500,000 ordinary shares at a price of 772.36 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 69,030,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,980,973,890.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:47 20-Apr-05
Number	3196L

Diageo plc announces that it has today purchased through CSFB Europe Ltd 550,000 ordinary shares at a price of 774.33 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 69,580,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,980,451,123

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:42 21-Apr-05
Number	3798L

Diageo plc announces that it has today purchased through CSFB Europe Ltd 1,000,000 ordinary shares at a price of 771.73 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 70,580,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,979,453,856.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:46 25-Apr-05
Number	4925L

Diageo plc announces that it has today purchased through CSFB Europe Ltd 500,000 ordinary shares at a price of 775.27 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 71,080,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,978,953,856.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:24 26-Apr-05
Number	5588L

Diageo plc announces that it has today purchased through CSFB Europe Ltd 600,000 ordinary shares at a price of 773.42 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 71,680,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,978,362,652.

END

Company	Diageo PLC
TIDM	DGE
Headline	Diageo expects to issue bond
Released	15:53 27-Apr-05
Number	6126L

27 April 2005

Diageo expects to issue a benchmark USD global bond

Diageo, the world’s leading premium drinks business, has today announced that it expects to issue a benchmark US-dollar global bond, subject to market conditions, and to this end has had discussions with the credit rating agencies.

Approximately $900 million of Diageo’s current debt will mature between May and August 2005 and the company views current market conditions as a favourable opportunity to pre-fund some of this maturing debt before it enters its closed period. Diageo’s closed period commences in July and ends with the announcement of the preliminary results in September 2005.

Capital structure
Diageo’s policy, as outlined in the October 2004 AGM statement, is that the appropriate capital structure for the group is one which achieves capital efficiency, maximises flexibility and gives the appropriate level of access to the debt markets at attractive cost levels, and that this is best achieved by targeting a range of ratios which are currently broadly consistent with a single A credit rating.

Acquisition strategy
The pace of consolidation activity in the total beverage alcohol sector is increasing – with the offer by Pernod Ricard for Allied Domecq as the latest example. In this environment, Diageo expects to continue to evaluate opportunities to make acquisitions that complement its existing premium drinks brands and create shareholder value. The funding options for potential acquisitions include the use of the group’s substantial free cash flow, the possible monetization of the remaining shares in General Mills and borrowings. In limited circumstances, Diageo is prepared to change its targeted range of financial ratios for a period of time provided that those new ratios are broadly consistent with a credit rating in the single A band.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities either in the United States or any other jurisdiction, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration and qualification under the securities laws of any such jurisdiction. No offer of securities is being and will be made to persons who are established, domiciled or have their residence (“are resident”) in the Netherlands. Any public offering of securities in the United States is being made solely by means of a prospectus supplement to the prospectus included in the Registration Statement filed by Diageo plc, Diageo Capital plc, Diageo Finance B.V. and Diageo Investment Corporation and previously declared effective.

-ends-

Diageo Contacts:
Investor enquiries to:
Catherine James +44 (0) 20 7927 5272 investor.rel@diageo.com

Media enquiries to:
Isabelle Thomas +44 (0)20 7927 5967 media@diageo.com

Notes to editors:
Diageo is the world’s leading premium drinks business. With its global vision, and local marketing focus, Diageo brings to consumers an outstanding collection of beverage alcohol brands across the spirits, wine and beer categories including Smirnoff, Guinness, Johnnie Walker, Baileys, J&B, Cuervo, Captain Morgan and Tanqueray, and Beaulieu Vineyard and Sterling Vineyards wines. Diageo trades in some 180 countries around the world and is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands and performance, visit us at www.diageo.com

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:29 27-Apr-05
Number	6242L

Diageo plc announces that it has today purchased through CSFB Europe Ltd 200,000 ordinary shares at a price of 777.9 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 71,880,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,978,170,888.

END